Exhibit 1.01

Conflict Minerals Report

of Science Applications International Corporation

for the Calendar Year Ended December 31, 2014

The following conflict minerals report (“Conflict Minerals Report” or “Report”) should be read in conjunction with the definitions contained in the Securities and Exchange Commission (“SEC”) instructions to the Specialized Disclosure Report on Form SD and related rules.

This Report for the calendar year ended December 31, 2014, has been prepared and is being presented to comply with Rule 13p-1 (the “Conflict Minerals Rule”) under the Securities Exchange Act of 1934 (the “Exchange Act”). The Conflict Minerals Rule was adopted by the SEC to implement reporting and disclosure requirements relating to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Conflict minerals are currently defined under the Conflict Minerals Rule as cassiterite, columbite-tantalite, gold, wolframite or their derivatives, tin, tantalum and tungsten or any other mineral or its derivatives (collectively under this Report, the “Conflict Minerals”) determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or adjoining countries (collectively, “Covered Countries”). The Conflict Minerals Rule requires each SEC registrant to provide certain disclosures about Conflict Minerals which are necessary to the functionality or production of products manufactured by such registrant.  Pursuant to the Conflict Minerals Rule, if a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in the Covered Countries, or if it is unable to determine the country of origin of those Conflict Minerals, then it must file a Conflict Minerals Report with the SEC describing the diligence measures it has undertaken or will undertake regarding the source and chain of custody of the Conflict Minerals.

Science Applications International Corporation ( “SAIC” or “we,” “us” or “our”), is a leading provider of technical, engineering and enterprise information technology (IT) services primarily to the U.S. government, including the Department of Defense (DoD) and federal civilian agencies. We provide systems engineering and integration offerings for large, complex government projects and offer a broad range of services with a targeted emphasis on higher-end, differentiated technical capabilities.  SAIC is primarily a services provider.  As such, SAIC generally does not manufacture or contract to manufacture  products, with only isolated occurrences typically relating to special purpose products for U.S. or foreign government customers manufactured in very low quantities.  Those isolated occurrences of manufacturing or contracting to manufacture products within the meaning of the SEC Conflict Minerals rules represented less than 1% of our total revenue in our fiscal year ended January 31, 2015 and typically relate to the assembly or integration of products or components under customer-funded contracts.  Accordingly, only a small portion of our business constitutes manufacturing or contract manufacturing for purposes of determining Conflict Minerals required to be disclosed in this Report.

Reasonable Country of Origin Inquiry

We do not directly source minerals from smelters, refiners or mines. We do not have direct knowledge to determine the country of origin or chain of custody of Conflict Minerals in our supply chain or whether or not these Conflict Minerals have directly or indirectly financed or benefited armed groups in Covered Countries. Our supply chain is complex and there are many levels between us and mining operations relating to minerals used in the few products we manufacture or contract to manufacture. As a result, our ability to determine the origin and chain of custody of our Conflict Minerals, and whether they directly or indirectly finance or benefit armed groups in any Covered Country (the “Conflict Status”), is limited and, for information regarding the Conflict Status of Conflict Minerals, we must rely on our direct suppliers that may themselves procure Conflict Minerals far removed from the actual source.

With respect to Conflict Minerals necessary to the functionality or production of products manufactured by us, or contracted by us to be manufactured, and required to be reported on Form SD for calendar year 2014, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) that we believe was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources. For a description of our RCOI, please see the discussion below of the measures we took to exercise due diligence (of which such inquiry was a part).

To the extent we determined that the Conflict Minerals originated (or may have originated) in the Covered Countries and may not have been from recycled or scrap sources, we exercised due diligence as required by the Conflict Minerals Rule. In exercising due diligence, we were not able to determine whether the Conflict Minerals that originated (or may have originated) in the Covered Countries financed or benefited armed groups.

1710 SAIC Drive | McLean, VA 22102

Design of Due Diligence Measures

Following our inception as an independent publicly traded company subject to the Exchange Act in September 2013 through calendar year 2014, we designed and implemented management systems and due diligence procedures (our “Conflict Minerals Process”) as a basis for supply-chain management and disclosure compliance relating to Conflict Minerals. We designed the Conflict Minerals Process with the intent to conform in material respects to the disclosure requirements under the Conflict Minerals Rule with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition) (the “OECD Guidance”). The design of the Conflict Minerals Process included the following:

•	Adoption of a conflict minerals policy, a copy of which policy is available on our web site at the “Corporate Citizenship” page under the “About SAIC” section of our website www.saic.com.
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Analysis of contract data and revenue recognition methodology to determine contracts and programs in which we manufactured or contracted to manufacture a product that contained Conflict Minerals necessary to the functionality or production of the product and the development of a list of vendors and suppliers associated with each such program and contract.

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Sending surveys to each identified vendor/supplier to determine the Conflict Status of Conflict Minerals used in the materials supplied and the source of those materials where conflict minerals were in use.

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Sending follow-up survey questions to any vendor/supplier that indicated they had supplied materials containing Conflict Minerals to better understand the process they executed in determining that the minerals did not originate in the Covered Countries.

•	An assessment by the internal team and management of the risk identified through the process described above.
•	Providing an open channel of communication for suppliers and others to communicate to us their concerns with respect to our Conflict Minerals Process.
•	Publicly reporting the results of our due diligence.

A description of the measures we took to exercise due diligence on the source and chain of custody of our Conflict Minerals is set forth below under the caption “Due Diligence Measures Taken.”

Due Diligence Measures Taken

During calendar year 2014, we sought representations from each supplier to determine the status of Conflict Minerals used in the materials supplied and the source of those Conflict Minerals. Through these efforts, we received information from suppliers representing a substantial portion of the Conflict Minerals supplied directly to us or contained in products that we contracted to be manufactured by third parties. We analyzed the suppliers’ responses for completeness and internal consistency and followed up with suppliers in an effort to resolve any deficiencies we identified. We relied on representations from suppliers that we considered reasonable. We considered warning signs or other circumstances that, in our view, indicated the responses were unreliable or that the Conflict Minerals (i) came from a Covered Country and (ii) were not from recycled or scrap sources.

Diligence Results

On the basis of our due diligence, we found with respect to each of our products identified above that (1) the information we had gathered had failed to identify the county of origin of the Conflict Minerals contained in the product, or (2) the information we had gathered indicated that the country of origin of the Conflict Minerals contained in the product was not any of the Covered Countries.

Further, we were unable to determine the facilities used to process the necessary Conflict Minerals in our products or the country of origin of those Conflict Minerals. Our efforts to determine the mine or location of origin of the Conflict Minerals follow the above-described due diligence measures.

Other Steps

We have taken the following steps during and after the period covered by this Conflict Minerals Report to mitigate the risk that Conflict Minerals may be used in the manufacture of products by us or on our behalf, which may finance or benefit armed groups in the Covered Countries:

•	Continue to make our suppliers aware of our policy on Conflict Minerals;
•	Include terms and conditions in our supply contracts consistent with our policy on Conflict Minerals; and
•	Attempt to increase the response rate of suppliers to our information requests.

We expect to continue our risk mitigation efforts, monitor evolving best practices and implement those we believe will help us address the ongoing issue of Conflict Minerals in the global supply chain.

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